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                                                              Exhibit 26(d)(14)
Guaranteed Income Agreement

This agreement is a part of the policy to which it is attached and is subject to all its terms and conditions. This agreement is effective as of the original policy date of this policy unless a different effective date is shown on the policy data pages.

What does this agreement provide?

This agreement provides an option for you to receive an annual or monthly benefit payment for the remainder of the insured's lifetime, but not beyond the maturity date of the policy, if all the conditions described below are satisfied. If you elect this benefit payment, this policy is also guaranteed to remain inforce for the lifetime of the insured, but not beyond the maturity date of the policy, unless you terminate this agreement.

How may you exercise this agreement?

You may exercise this agreement's benefit payment option if the conditions below are satisfied and by sending us a written request to exercise the agreement's option.

We will approve your request to exercise this agreement provided you meet all of the conditions and we receive your request in good order at least 15 calendar days prior to your next policy anniversary.

What is the exercise effective date?

The exercise effective date will be the first policy anniversary following the day we approve your request to exercise this agreement.

What conditions must be met in order to exercise this agreement?

    (1)The death benefit qualification test on your policy must be the guideline premium test.

    (2)Your policy must have the Level Death Benefit Option. If your policy does not have this option when you exercise the agreement, we will change your option to the Level option as of the exercise effective date.

    (3)The insured must be at least 60 years of age and less than 80 years of age as of the exercise effective date.

    (4)Your policy must have been in force for at least 10 years as of the exercise effective date.

    (5)The face amount of your policy must equal the minimum amount allowable under the Code. If the face amount is not equal to that minimum as of the exercise effective date, we will reduce your face amount to be equal to the minimum amount allowable under the Code.

    (6)Your policy must not have any active agreements. If any agreements are attached to your policy, they will terminate as of the exercise effective date.

    (7)Your policy premiums or charges must not be waived as a result of a Waiver of Premium or Waiver of Charges Agreement claim.

    (8)You cannot have requested or received funds due to a terminal illness accelerated death benefit agreement.

    (9)You cannot be receiving benefits under any long term care or chronic illness agreement.

   (10)Your projected annualized benefit payment when you exercise this agreement must be at least equal to the minimum benefit payment shown on the policy data pages.

How will you know the amount of the benefit payment?

Once you are eligible to exercise this agreement, you may send us a written request for an illustration showing the projected benefit payment that would apply on the exercise effective date.

As of the exercise effective date, we will send you a new set of policy data pages that shows the adjusted face amount of the policy, the exercise effective date, the frequency and the amount of the benefit payment that you will receive, and the minimum death benefit that applies to your policy.

Are there any restrictions on the allocation of your accumulation value?

Yes. When we have approved your request to exercise this agreement and this agreement is attached to:

    (1)a variable policy without indexed account options, we will transfer all of your separate account accumulation value to the guaranteed interest account on the exercise effective date.

    (2)a variable policy with indexed account options, we will transfer all of your separate account accumulation value to the guaranteed interest account on the exercise effective date. However, any accumulation value that is in an indexed account segment, where the end of the segment term is after the exercise effective date, will be transferred into the guaranteed interest account at the end of its segment term.

    (3)an indexed policy, we will transfer your accumulation value that is in any indexed account segment, where the end of the segment term is after the exercise effective date, into a fixed account at the end of its segment term.

    (4)a policy other than a variable or an indexed policy, we will not restrict the allocation of your accumulation value.

12-303     Guaranteed Income Agreement        Minnesota Life Insurance Company

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What is the cost for this agreement?

On the exercise effective date, we will assess a one-time charge against your accumulation value. The charge will not exceed the amount shown on the policy data pages. There is no other charge for this agreement.

What is the minimum amount of death benefit applicable at the insured's death while you are receiving benefit payments?

The minimum amount of death benefit as of each policy anniversary will be equal to the values shown on the policy data pages that will be sent to you as of the exercise effective date. Upon request, we will tell you the minimum death benefit payment as of any date not shown.

The amount of death proceeds payable at the insured's death is defined in your policy and may be different than the minimum death benefit shown on the policy data pages.

When will the benefit payments begin?

After you've exercised the agreement, the benefit payments will begin on the exercise effective date.

What effect does the benefit payment have on the policy values?

When a benefit payment is made, the amount is taken first as a partial surrender until your policy's investment in the contract becomes zero. If, after taking the partial surrender, the full payment has not been accounted for, the remainder is taken as a fixed rate policy loan.

Partial surrenders will reduce the face amount and death benefit, as described in your policy, unless the reduction will reduce these amounts below the minimum death benefit as described in this form.

What if there is insufficient surrender value to cover the benefit payment?

If, at the time of any benefit payment, there is insufficient surrender value to account for the full benefit payment, we will increase the accumulation value by an amount such that the surrender value will equal the next benefit payment.

Under what circumstance may the benefit payment be changed in the future?

We do not anticipate that the benefit payment will change after the exercise effective date. However, we will require you to take a partial surrender if it is necessary for your policy to continue to qualify as life insurance under the Code. Any required partial surrender will be equal to the remaining investment in the contract.

In addition, after the partial surrender, we will calculate a new benefit payment and a new set of minimum death benefit amounts. The calculation will be done using the same information that was used to calculate benefit payments as of the exercise effective date, except that the partial surrender amount and previous benefit payments will be taken into account.

The resulting benefit payment will now be less than it was originally due to the partial surrender amount. We will send you new policy data pages showing the revised benefit payment and minimum death benefit amounts.

Are there any restrictions that exist after you exercise this agreement?

After the exercise effective date, you may not:

    (1)request any new policy loans; or

    (2)change the type of policy loan interest rate; or

    (3)pay any additional premiums; or

    (4)request any policy changes; or

    (5)request any transfers of accumulation value.

When will this agreement terminate?

This agreement will terminate on:

    (1)the date this policy is surrendered or otherwise terminates; or

    (2)the date you or the insured fail to meet any of the conditions for exercise of this agreement during the time after you have exercised this agreement but prior to the exercise effective date; or

    (3)the death of the insured; or

    (4)the date we receive your written request to cancel this agreement.

Can this agreement be reinstated?

Yes. if the policy to which this agreement is attached is reinstated in accordance with its provisions, this agreement must also be reinstated provided that the policy anniversary nearest the insured's age 95 has not occurred.

                /s/ Dennis E. Prohofsky  /s/ Robert L. Senkler
                       Secretary              President]